United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 1, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

January 1-31, 2024

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	January 17, 2024
PDMR transactions in company shares	January 22, 2024
PDMR transactions in company shares	January 25, 2024
PDMR Transactions in company shares - amendment	January 26, 2024
Total voting rights and capital at January 31, 2024	February 1, 2024

January 17, 2024
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.878218 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.848178	4.878218

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.878218 Ordinary Shares Weighted Average Price: USD $66.848178 Aggregated Price: USD $326.099985
e)	Date of the transaction	2024-01-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.317776 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.848178	7.317776

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.317776 Ordinary Shares Weighted Average Price: USD $66.848178 Aggregated Price: USD $489.179993
e)	Date of the transaction	2024-01-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.317776 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.848178	7.317776

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.317776 Ordinary Shares Weighted Average Price: USD $66.848178 Aggregated Price: USD $489.179993
e)	Date of the transaction	2024-01-12
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

January 22, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.644862 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.905140	2.822431
		USD $0.00	2.822431

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.644862 Ordinary Shares Weighted Average Price: USD $33.452570 Aggregated Price: USD $188.835141
e)	Date of the transaction	2024-01-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.644862 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.905140	2.822431
		USD $0.00	2.822431

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.644862 Ordinary Shares Weighted Average Price: USD $33.452570 Aggregated Price: USD $188.835141
e)	Date of the transaction	2024-01-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.644862 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.905140	2.822431
		USD $0.00	2.822431

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.644862 Ordinary Shares Weighted Average Price: USD $33.452570 Aggregated Price: USD $188.835141
e)	Date of the transaction	2024-01-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.210584 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.905140	2.605292
		USD $0.00	2.605292

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.210584 Ordinary Shares Weighted Average Price: USD $33.452570 Aggregated Price: USD $174.307426
e)	Date of the transaction	2024-01-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.771163 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.896101	2.771163

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.771163 Ordinary Shares Weighted Average Price: USD $66.896101 Aggregated Price: USD $185.380000
e)	Date of the transaction	2024-01-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.644862 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.905140	2.822431
		USD $0.00	2.822431

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.644862 Ordinary Shares Weighted Average Price: USD $33.452570 Aggregated Price: USD $188.835141
e)	Date of the transaction	2024-01-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.644862 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.905140	2.822431
		USD $0.00	2.822431

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.644862 Ordinary Shares Weighted Average Price: USD $33.452570 Aggregated Price: USD $188.835141
e)	Date of the transaction	2024-01-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

January 25, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.700147 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 5.700147 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	5.700147

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.700147 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3.408756 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 5.700147 Ordinary Shares on 22 January 2024 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.575977	3.408756

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.408756 Ordinary Shares Weighted Average Price: USD $67.575977 Aggregated Price: USD $230.350017
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.550488 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 8.550488 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8.550488

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8.550488 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5.287826 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8.550488 Ordinary Shares on 22 January 2024 pursuant to the ESPP

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.575877	5.287826

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.287826 Ordinary Shares Weighted Average Price: USD $67.575877 Aggregated Price: USD $357.330008
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.550488 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 8.550488 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8.550488

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8.550488 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 5.112320 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8.550488 Ordinary Shares on 22 January 2024 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.575977	5.11232

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.112320 Ordinary Shares Weighted Average Price: USD $67.575977 Aggregated Price: USD $345.470019
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

January 26, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Amendment to the announcement made at 10:30 (RNS number: 91928A) on 25 January 2024.

The original announcement incorrectly overstated the number of Ordinary Shares sold by certain PDMR/PCAs identified in the announcement to fund the tax liability due in respect of the share issuance on 22 January 2024 pursuant to the Employee Share Purchase Plan (ESPP). This was due to an error made by the share plan administrator. The amended transactions are set out below. All other information was correct.

Amendment to notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2.590714 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 5.700147 Ordinary Shares on 22 January 2024 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.575977	2.590714

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.590714 Ordinary Shares Weighted Average Price: USD $67.575977 Aggregated Price: USD $175.070030
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 4.018736 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8.550488 Ordinary Shares on 22 January 2024 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.575877	4.018736

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.018736 Ordinary Shares Weighted Average Price: USD $67.575877 Aggregated Price: USD $271.570012
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Integration Officer
b)	Initial notification / amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares each of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 3.885405 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8.550488 Ordinary Shares on 22 January 2024 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.575977	3.885405

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.885405 Ordinary Shares Weighted Average Price: USD $67.575977 Aggregated Price: USD $262.560039
e)	Date of the transaction	2024-01-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

February 1, 2024

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 January 2024, Coca-Cola Europacific Partners plc had 459,324,780 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 459,324,780 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown Head of Secretariat +44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: February 1, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary